SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549




                                   FORM 8-A


               For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           FAIRFIELD COMMUNITIES, INC.
             (Exact name of registrant as specified in its charter)


         Delaware                                        71-0390438
 (State of Incorporation)                    (IRS Employer Identification No.)



               2800 Cantrell Road, Little Rock, Arkansas  72202
                   (Address of principal executive offices)



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box:
                    ----

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box:
                                                       ----



                   Securities to be registered pursuant to
                          Section 12(b) of the Act:


         Title of each Class              Name of each exchange on which
         to be so registered              each class is to be registered
         -------------------              ------------------------------

   Preferred Stock Purchase Rights            New York Stock Exchange
    with respect to Common Stock,
           $0.01 Par Value



                   Securities to be registered pursuant to
                          Section 12(g) of the Act:

                                     None

ITEM 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

     Preferred Stock Purchase Rights.
     -------------------------------

     Each share of common stock, par value $0.01 per share, (the "Common Stock") issued by Fairfield Communities, Inc. (the "Registrant") is accompanied by one share purchase right (a "Right"), and each share of Common Stock issued hereafter and prior to the Rights Distribution Date (as defined below), or the earlier redemption or expiration of the Rights, similarly will be accompanied by one Right (subject to adjustment in certain circumstances). The terms and conditions of the Rights are as set forth in the Rights Agreement, dated as of September 1, 1992 (as amended, the "Rights Agreement"), between the Registrant and Society National Bank, under which The First National Bank of Boston was appointed as successor Rights Agent (in such capacity the "Rights Agent") pursuant to an Appointment and Acceptance Agreement, dated as of March 3, 1994, between the Registrant and the Rights Agent. Each Right entitles the registered holder thereof to purchase from the Registrant one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred
Shares"), of the Registrant at a price (the "Purchase Price") of $25.00 per one one-hundredth of a Series A Preferred Share (subject to adjustment in certain circumstances). Registrant has reserved 1.0 million shares of its
5.0 million authorized shares of preferred stock for issuance of the Series A Preferred Shares.

     The Rights Agreement provides that the Rights will be evidenced by the certificates evidencing shares of Common Stock until the earlier to occur of the following dates (the earlier of such dates being the "Rights Distribution Date"): (i) the close of business on the tenth business day following the first date of public announcement by the Registrant that a person (other than the Registrant or a subsidiary or employee benefit plan of the Registrant), together with its affiliates and associates, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (any such person being an "Acquiring Person") and (ii) the close of business on the tenth business day (or such later date as the Board may determine) following the commencement of a tender offer or exchange offer by a person (other than the Registrant or a subsidiary or employee benefit plan of the Registrant), the consummation of which would result in beneficial ownership by such person of 20% or more of the outstanding Common Stock. The Rights Agreement further provides that, until the Rights Distribution Date, the Rights may be transferred with and only with the Common Stock, and that, until the Rights Distribution Date
(or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates evidencing Common Stock will also constitute the transfer of the Rights associated with such certificates. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Rights
Distribution Date and such separate Rights Certificates alone will evidence the Rights. No Right is exercisable at any time prior to the Rights Distribution Date. The Rights will expire on September 1, 2002 (the "Final Expiration Date") unless earlier redeemed by the Registrant as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including without limitation the right to vote or to receive dividends.

     The Purchase Price payable, and the number of Series A Preferred Shares or other securities issuable, upon exercise of a Right are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights, options or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then-current market price of the Series A Preferred Shares, or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets (excluding dividends payable in Series A Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the Common Stock payable in shares of Common Stock or a subdivision or combination of the Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     Subject to certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Registrant is not required to issue fractional Series A Preferred Shares (other than fractions that are integral multiples of one one-hundredth of a Series A Preferred Share, which may, at the option of the Registrant, be evidenced by depositary receipts) or fractional shares of Common Stock or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Registrant may make a cash payment, as provided in the Rights Agreement.

     The Series A Preferred Shares issuable upon exercise of the Rights will be redeemable at the option of the Board, in whole or in part, at any time and from time to time, at a cash price per share equal to the product of 100 times the average market value (computed as provided in the Certificate of Designations relating to the Series A Preferred Shares) of the Common Stock on the date of mailing of the notice of redemption. Each Series A Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $0.75 per share or
(ii) an amount equal to 100 times the aggregate dividends declared per share of Common Stock during the applicable quarter. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled
(i) to a preferential liquidation payment of $16.50 per share plus accrued and unpaid dividends to the date of such payment and (ii) after the holders of shares of Common Stock shall have received an amount per share equal to the quotient obtained by dividing the per share liquidation preference paid to holders of Series A Preferred Shares by 100, to receive, together with holders of Common Stock, their ratable and proportionate share of the remaining assets to be distributed in the ratio of 100 to one with respect to the Series A Preferred Shares and shares of Common Stock, on a per share basis, respectively. Each Series A Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights will be protected by customary antidilution provisions.

     Rights may be exercised to purchase Series A Preferred Shares only after the occurrence of the Rights Distribution Date and prior to the occurrence of a Flip-in Event or Flip-over Event (as such terms are defined below). A Rights Distribution Date resulting from the commencement of a tender offer or exchange offer described in clause (ii) of the definition of "Rights Distribution Date" set forth above could precede the occurrence of a Flip-in Event or Flip-over Event and thus (subject to the earlier redemption or expiration of the Rights) result in the Rights being exercisable to purchase Series A Preferred Shares. A Rights Distribution Date resulting from any occurrence described in clause (i) of the definition of "Rights Distribution Date" set forth above would necessarily follow the occurrence of a Flip-in Event or Flip-over Event and thus (subject to the earlier redemption or expiration of the Rights) result in the Rights being exercisable to purchase shares of Common Stock or other securities as described below.

     The Rights Agreement generally provides that, in the event (a "Flip-in Event") that any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the date of the first occurrence of a Flip-in Event, will be void), will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price, a number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Registrant) having a market value of two times the Purchase Price.

      The Rights Agreement generally provides that, in the event (a "Flip-over Event") that, following the first date of public announcement by the Registrant that a person has become an Acquiring Person, (i) the Registrant merges with or into any person and the Registrant is not the surviving corporation, (ii) any person merges with or into the Registrant and the Registrant is the surviving corporation, but all or part of the Common Stock is changed or exchanged, or (iii) 50% or more of the Registrant's assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights that previously have become void upon the occurrence of a Flip-in Event) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price, a number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person having a market value of two times the Purchase Price.

     The Board may cause the Registrant to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment in certain circumstances (the "Redemption Price"), at any time prior to the earlier of (i) the close of business on the tenth day following the first date of public announcement by the Registrant that a person has become an Acquiring Person and (ii) the Final Expiration Date. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Prior to the Rights Distribution Date, except as described in the second following sentence, the Rights Agreement may be amended by the Registrant, without the approval of any holders of certificates representing the shares of Common Stock or Rights, to shorten or lengthen time periods or otherwise to amend the provisions of the Rights Agreement in any manner which the Board may determine to be generally consistent with the purposes of the Rights Agreement. From and after the Rights Distribution Date, except as described in the next following sentence, the Rights Agreement may be amended by the Registrant, without the approval of any holders of Rights Certificates, to cure any ambiguity or defect, shorten or lengthen time periods or change the provisions of the Rights Agreement in any manner which the Registrant may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificate (other than an Acquiring
Person or its affiliates or associates), except that no amendment may lengthen (a) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (b) any other time period, unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of the holders of the Rights (other than an Acquiring Person or its affiliates or associates). No amendment may be made which changes the Redemption Price, the Final Expiration Date, the Purchase Price or the number of Series A Preferred Shares for which a Right is exercisable, unless such change is approved at a meeting of stockholders by the affirmative vote of holders of a majority of the voting power of the shares entitled to vote and voting (in person or by proxy) for or against such amendment at such meeting.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     The Rights may have the effect of discouraging an unsolicited takeover proposal. The Rights are intended to, among other objectives, (i) reduce the Registrant's vulnerability to potentially coercive or unfair takeover practices and takeover proposals that are inadequate or otherwise inconsistent with the best interests of the Registrant and it stockholders,
(ii) encourage potential acquirors to negotiate with the Board, acting on behalf of the Registrant and its stockholders, (iii) enhance the bargaining position of the Board in such negotiations, (iv) provide additional time to the Board in which appropriately to evaluate and respond to an unsolicited takeover proposal, and (v) under appropriate circumstances, provide additional time to the Board in which to develop or implement alternatives designed to provide superior value to the Registrant's stockholders. The Registrant believes that the benefits of the enhancement of the Board's ability to negotiate with the proponents of unsolicited takeover proposals and otherwise respond to such proposals outweigh the disadvantages of potentially discouraging such proposals and the possibility of self-interest by management.

ITEM 2.   Exhibits.
          --------

    1 All exhibits required by Instruction II to Item 2 will be supplied to the Exchange.

                               SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                     FAIRFIELD COMMUNITIES, INC.


                                     By: /s/Marcel J. Dumeny
                                            Marcel J. Dumeny,
                                            Senior Vice President



December 8, 1995